 Exhibit 99.5

320 Bay Street Suite 1520 Toronto, Ontario M5H 2R3 CANADA Tel: (647) 260-8880 Fax: (647) 260-8881 www.gammongold.com

Gammon Gold Reports First Quarter Financial Results, Including
Record Operating Cash Flow and Net Free Cash Flow at Ocampo

Toronto, May 12, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM) (NYSE:GRS): Gammon is pleased to report financial results from the first quarter ended March 31, 2011. All amounts are in U.S. dollars unless otherwise indicated.

Gammon concluded the first quarter on plan, with Ocampo delivering record underground production, record profit margins, record operating cash flow and record net free cash flow. The Company now operates three wholly owned gold mines and two advanced development projects in Mexico that is expected to underpin the Company’s peer-leading growth targets in 2011 and beyond.

The Company also reiterates its consolidated 2011 production guidance of 167,000-189,000 gold ounces, 4.8 -5.6 million silver ounces, or 255,000-290,000 gold equivalent ounces at cash costs of $455-485 per gold equivalent ounce (assuming a 55:1 gold equivalency ratio).

Company-Wide Quarterly and Subsequent Highlights

Revenues of $70.3 million
Earnings from operations of $23.6 million, or $0.17 per share

Net earnings of $19.3 million, or $0.14 per share, prior to a charge of $7.6 million, or $0.05 per share, in restructuring costs for the re-start of operations at the El Cubo mine (the “El Cubo Charge”)

Strong operating cash flow of $41.2 million, or $0.30 per share, before the restructuring costs for the re-start of operations at the El Cubo
Net free cash flow[1] of $6.4 million, or $0.05 per share, after the El Cubo restructuring costs and $9.8 million in discretionary company-wide exploration expenditures.
Cash balance of $119.1 million, as of March 31, 2011
Successfully resolved the labour disruption at the El Cubo mine and resumed mining activities as of May 1, 2011, with processing scheduled in the third quarter
Completed the acquisition of Capital Gold Corporation effective April 8, 2011
Immediate implementation of strategic productivity enhancement initiatives at the El Chanate mine including:
Integration of operations and administration already underway
Additional mining equipment being mobilized

Ocampo Quarterly Highlights

Record earnings before other items of $37.6 million
Record operating cash flow of $51.6 million
Record net free cash flow of $25.6 million
Gold equivalent production of 49,854 ounces at a 43:1 realized Q1-11 gold equivalency ratio and a cash cost of $382 per ounce[1], for a record margin of $1,004 (72%) per gold equivalent ounce
Gold production of 25,882 ounces at cash costs of negative $572 per gold ounce[1,2]for a record margin of $1,958 (141%) per gold ounce[2]
Silver production of 1,035,174 ounces at cash costs of negative $15.76 per silver ounce[3] for a record margin of $48 (149%) per silver ounce[3]
Gold equivalent production of 44,703 ounces at a 55:1 gold equivalency ratio at a cash cost of $427 per ounce[1], for a record margin of $958 (69%)
Record underground production rate of 1,968 tonnes per day
Record development of 7,291 metres at the three underground operations

“Our strengthened operations team at Ocampo has delivered another consecutive quarter of record margins, operating cash flow and net free cash flow. At the El Chanate gold mine, we have been impressed by the level of expertise of the operations team who are already implementing a number of operational synergies identified during our operational integration review, including the mobilization of additional equipment to accelerate open pit mining rates which is expected to provide increased ore tonnage for processing.” stated René Marion, President and Chief Executive Officer. He continued, “At our El Cubo mine, stoping activities began on May 1st and we expect to begin processing ore in the third quarter, resulting in the Company operating three wholly owned and producing gold mining operations in Mexico together with a significantly enhanced portfolio of two development projects and six exploration properties, all in Mexico.”

Further Corporate Highlights

The Company has completed a total of 56,704 metres of drilling at Ocampo (as of April 30, 2011) that has focused on 10 underground and open pit targets. Results from the 2011 drilling program continue to report significant results, including multiple high-grade intercepts, demonstrating the continued prospectivity of the Ocampo Operations.

Regional exploration is proving prospective with a high-grade discovery at the La Balleza vein in the Venus Project that reported 0.7 metres grading 62.20 grams per tonne gold and 2,700 grams per tonne silver, located only 3km from the Ocampo property boundary.
On February 28, 2011, the Company announced a company-wide pre-depletion increase of 459,000 gold equivalent ounces[4] (18%) to Proven and Probable Reserves estimates and a pre-depletion increase of 238,000 (47%) gold equivalent ounces[5] to Measured and Indicated Resources. These results arise from the first systematic exploration program at Ocampo since 2003.

Operational	Results

Three Months Ended March 31	OCAMPO		EL CUBO
(in thousands, except ounces and total cash costs)
	2011	2010	2011	2010
Gold ounces sold	26,031	22,406	-	6,650
Silver ounces sold	1,060,306	1,020,204	-	319,454
Gold equivalent ounces sold (realized)	50,681	37,861	-	11,531
Gold ounces produced	25,882	21,855	-	6,576
Silver ounces produced	1,035,174	960,817	-	323,254
Gold equivalent ounces produced (realized)	49,854	36,546	-	11,515
Revenue from mining operations	$70,313	$41,902	-	$12,785
Mine standby costs	-	-	$7,555	-
Net earnings / (loss) before other items	$37,579	$15,161	$(7,926)	$1,063
Cash flow from operations	$51,564	$16,034	$(11,570)	$2,783
Total cash costs per gold equivalent ounce[1] (realized)	$382	$455	-	$763
Total cash costs per gold ounce[1,2]	$(572)	$3	-	$515
Gold equivalent ounces sold (55:1)[5]	45,309	40,955	-	12,458
Gold equivalent ounces produced (55:1)[5]	44,703	39,325	-	12,453
Total cash costs per gold equivalent ounce (55:1)[1,5]	$427	$421	-	$706

1.	Non-GAAP measures are described on page 24 of the first quarter 2011 Management’s Discussion and Analysis
2.	Using silver revenues as a by-product cost credit.
3.	Using gold revenues as a by-product cost credit.
4.

Using the reserve metal prices of $1,025/oz for gold and $16.60/oz for silver for a gold to silver ratio of 61.75:1. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 15-18 of the Company’s 2010 Annual Information Form that is available on the Company’s website at www.gammongold.com or www.sedar.com.

5.	Using the Company’s long-term gold equivalency ratio of 55:1.

Conference Call and Webcast

The Company will release the Company’s first quarter financial results for the three-month period ended March 31, 2011 before the market opens on Thursday, May 12, 2011. The Company’s Consolidated First Quarter 2011 Financial Statements and Management’s Discussion and Analysis is available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, May 12, 2011 starting at 9:00 am Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

Canada & US Toll Free:	1-(888) 231-8191
International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast.

To access the webcast please follow the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 19, 2011 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833	Passcode: #60684299
North America Toll Free: 1-800-642-1687	Passcode: #60684299

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State, and the El Cubo mine in Guanajuato State. Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in the State of Nayarit, and has six exploration properties in various states throughout Mexico. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
647-260-8880	647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at H http://www. sec.gov/edgar.shtml .

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Guadalupe y Calvo, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.